UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: April 30, 2025

6d bytes inc.
(Exact name of issuer as specified in its charter)

Delaware	81-0838517
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

440 N Wolfe RD M/S 215

Sunnyvale, CA 94085

(Full mailing address of principal executive offices)

(415) 651-3467

(Issuer’s telephone number, including area code)

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In this Semi-Annual Report, the terms “6d Bytes, Inc.”, “Blendid”, “we”, “us”, “our”, or “the Company” refers to 6d Bytes, Inc. and its subsidiaries on a consolidated basis.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. Additional information regarding the Company can be found in its Annual Report for the fiscal year ended October 31,2024, on Form 1-K on www.sec.gov.

Overview

6d bytes inc. dba Blendid was incorporated in the State of Delaware on November 16, 2015 and was registered to do business in California. The Company builds robotic and artificial intelligence-enabled food automation solutions. The Company’s first product, a fully autonomous robotic kiosk called Blendid®, makes fresh smoothies on-demand. Our smoothies are customizable to individual taste and nutrition preferences. Currently, our kiosks are deployed in multiple venue types including corporate, college, shopping mall, supermarket, and health club. We operate both branded food service locations and license our robotic solutions to other foodservice operators.

Over the past year, the Company has been working on developing two new products: (i) a smaller and more cost effective version of our robotic kiosk and (ii) our “back of the restaurant” product -- a product that can be used by the staff of food service establishments. Since the end of 2024, the Company no longer sells its prior product and it intends to deploy its new products in the second half of 2025.  The Company currently receives revenue from products already deployed through its RAAS subscription model and because the new products are more cost effective, it intends to sell those products outright.

Recognition of Revenue

For the periods covered in this Report, our primary source of revenue has been the revenue generation using the RAAS model. This revenue is recognized as it is earned over the rental period. We also receive revenue from the sale of blended drinks in a location operated by the Company.  Upon the sale of our blended drinks, the Company immediately recognizes revenue. When a kiosk is purchased by a customer, the Company recognizes revenue and cost of goods sold upon the delivery of each kiosk. See Note 2 to the company’s Financial Statements.

In contrast, the new products that are currently in development will be capital equipment sales.  This will help from a cash flow perspective because the financing needed to support the historical RAAS model has become difficult for the company to secure.  However, the capital equipment sales will make the revenue more unpredictable given the nature and timing of the product sales.

Going Concern

Our financial statements were prepared on a going concern basis. Since inception the Company has incurred losses and has relied on securing loans and funding from investors. Since inception, the Company has incurred losses and has relied on securing loans and funding from investors. The Company is in the process to raise equity financing to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. In the event that the Company is not able to raise enough equity financing or does not achieve the revenue anticipated in its current operating plan, management will have to reduce operating expenses significantly which will have a significantly negative impact on its long-term growth prospects. The Company’s long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, achieve profitable operations.

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Operating Results

Revenues

The Company saw a nominal decrease in net revenues to $231,818 for the six-month period ended April 30, 2025 from $266,719 for the six-month period ended April 30, 2024. We attribute this nominal change due to some customers experiencing financial difficulty resulting in no longer using our product that impacted the company's recurring revenue.  The Company also experienced a lack of availability of debt financing to support more customer deployments in the reporting period using the RAAS model.  For the six-month period ending April 30, 2025 and April 30, 2024, a majority of the Company’s revenue was generated from RAAS.

Cost of Goods Sold

Our cost of goods sold increased approximately 62% to $184,571 for the six-month period ended April 30, 2025 compared to $114,158 for the same period in 2024 is primarily the result of the addition of a customer success team member of $25,100, as well as an increase in kiosk hardware depreciation of $25,000.

With respect to kiosks that are leased under our RAAS arrangement, our cost of goods include the cost of maintenance and servicing the kiosks. With respect to our Blendid operated location, our cost of goods includes the cost of raw ingredients and supplies needed to make smoothies, plus credit card fees, labor and facility rental costs.

Operating Expenses

Our total operating expenses had a nominal increase to $1,283,258 for the six-month period ended April 30, 2025 from $1,226,222 for the same period in 2024. There was an increase of $91,676 in research and development expenses, decrease of $44,413 in sales and marketing expenses and an increase of $9,773 in general and administrative expenses. The nominal increase of operating expenses is primarily due to an increase in professional services related to the development of new products that are expected to be launched in 2025.  We expect these new products to be cheaper and better than the current generation product, making them more attractive for customers to purchase.

Net Operating Income (Loss)

The Company’s net operating loss for the six-month period ending April 30, 2025, was $1,283,258 compared to $1,073,661 for the same period in 2024. The Company has increased its cost of goods sold and  operating expenses in an effort to develop its new products and is expecting to continue to have net operating losses as it continues to grow revenue and acquire new customers.

Interest income (expense), net

The Company received $3,379 of interest income and accrued $26,701 of interest expense for a net amount of $23,322 of interest expense for the six-month period ended April 30, 2025 compared to $15,806 of interest income and accrued $27,825 of interest expense for a net amount of $12,019 of interest expense for the same period in 2024. The increase in net interest expense of $11,303 is due to a decrease of the Company's cash balance.

Other income (expense)

Other income decreased to other expense of $6,212 for the six-month period ending April 30, 2025, compared to other income of $29,658 for the same period in 2024. This decrease is primarily due to the Company receiving research and development tax credits in 2023.

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Depreciation (expense)

The Company’s depreciation expense decreased to $219 for the six-month period ending April 30, 2025, compared to $14,176 for the same period in 2024.  With the incentive to decrease working capital spend, the Company significantly decreased their investment in capital equipment purchases.

Net Loss

As a result of the foregoing, the Company experienced a $1,265,764 net loss for the six-month period ending April 30, 2025, compared to a net loss of $1,070,198 for the same period in 2024.

Liquidity and Capital Resources

As of April 30, 2025, the Company’s cash on hand was $473,300 as compared to $228,188 as of October 31, 2024. The Company’s inventory balance was $455,309 as of April 30, 2025, as compared to $860,859 as of October 31, 2024, reflecting a completion and shipment of kiosk inventory to customers. During the six months ending April 30, 2025, the Company made payments for the Loan and Security Agreement with Silicon Valley Bank for hardware loan advances for a total of $125,000.

We are seeking to raise necessary additional funds through equity financing, or other sources, which may be dilutive to existing stockholders. If we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely impacted.

To date, the Company’s operations have been funded through a combination of debt and offerings of securities. We anticipate needing to raise a significant amount of capital in order to fund operations, research and development and other costs associated with growing our business until our operations generate enough revenue to cover our operating expenses and other costs.

Material Commitments and Obligations

The Company’s current liabilities as of April 30, 2025 were $765,929 compared to $669,251 as of October 31, 2024. The Company’s long term liabilities as of April 30, 2025 were $200,000 compared to $930,671 as of October 31, 2024.

Loan Agreements

On June 21, 2023, the Company entered into a Loan and Security Agreement with Silicon Valley Bank for hardware loan advances to finance Blendid Kiosk deployments. This agreement has provision for up to $4,200,000 in loan advances upon successful deployments of Blendid Kiosks along with meeting certain performance conditions. The initial tranche of financing was completed in connection with our Series C Preferred Stock offering, which made a $600,000 loan (a “Hardware Advance”) available to us. The Company did not meet the performance obligations for the second and third tranche but is currently exploring a new agreement. The Company will continue to repay the principal of each Hardware Advance in 24 equal monthly installments of principal plus interest. The interest rate for the principal amount of the loan will accrue at a floating rate per annum equal to the greater of (a) 8.75% and (b) the Prime Rate as published in the Wall Street Journal plus the applicable Prime Rate Margin (0.75%) payable monthly on (x) the first calendar day of each month (the “Payment Date”), (y) on the date of any prepayment, and (z) on the 24th Payment Date. On June 21, 2023, in order to induce Silicon Valley Bank to enter into this Loan and Security Agreement, the Company issued a warrant to purchase 77,504 shares of Common Stock with an exercise price of $0.76 with an expiration date of June 20, 2035.  As of April 30, 2025 and October 31, 2024, the Company has received advances of $500,000.  As of April 30, 2025 and October 31, 2024, the Company owes a principal amount of $87,500 and $212,500, respectively, on these advances.

On March 23, 2023, the Company entered into a Promissory Note with a third party for a total of $200,000 of principal.  The note will pay $5,000 of interest quarterly for 20 consecutive quarters.  In consideration for this note, the Company issued a warrant for 45,045 Series B Preferred Shares with an exercise price of $2.22.  As of April 30, 2025 and October 31, 2024, the Company is current on its quarterly interest payments and the principal is still outstanding.

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Lease

The Company currently has a lease for its Sunnyvale, California office space that automatically renews monthly.  As of July 1, 2023, the Company negotiated to decrease the monthly base rent from $20,500 to $15,340 for July 2023 and $16,000 (15,750 rent and $250 of internet) thereafter.  The Company would pay 50% in cash ($7,670 for July and $8,000 thereafter) and 50% would accrue as a potential equity conversion ($7,670 for July 2023 and $8,000 thereafter), up to a maximum equity accrual over time of $150,000.  As of May 1, 2024, the Company negotiated to decrease the monthly base rent from $15,340 to $13,000. The Company would pay 50% in cash ($6,500) and 50% would accrue as a potential equity conversion. As of October 31, 2024, the Company has accrued $118,670 as an equity accrual for rent. On December 30, 2024, the Company and its landlord executed an amended to the lease agreement agreeing to convert all accrued rent as of the maturity date of May 31, 2025 into common shares.  On May 31, 2025, the Company will have accrued rent in the amount of $157,670.  The conversion will generate an issuance of 106,975 shares based on a  conversion price of $1.4739. As of April 30, 2025 and October 31, 2024, the Company accrued $150,000 and $118,670 as an equity accrual for rent respectively.

Related Party Transactions

Equity Financing

On December 31, 2024, the Company entered into a Preferred Stock and Warrant Purchase Agreement (the “Purchase Agreement”), pursuant to which it sold an aggregate of 8,600,916 shares of Series 1 Preferred and warrants (the “Warrants”) exercisable for an aggregate of 8,600,916 shares of Series 1 Preferred at an exercise price of $0.01 per share, for an aggregate purchase price of $1,500,000, reflecting a combined purchase price of $0.1744 for one share of Series 1 Preferred and Warrant exercisable for one share of Series 1 Preferred. The Purchase Agreement contemplates the issuance of an additional 8,600,916 Series 1 Preferred to additional purchasers on or prior to December 31, 2025.

In addition, upon consummation of the sale of Series 1 Preferred and Warrants under the Purchase Agreement, the July 2024 Notes were automatically converted into an aggregate of 6,062,693 shares of Series 1 Preferred and Warrants exercisable for an aggregate of 6,062,693 shares of Series 1 Preferred, reflecting a combined conversion price of $0.1221 for one share of Series 1 Preferred and Warrant exercisable for one share of Series 1 Preferred.  2,119,824 Series 1 Preferred Shares and 2,119,824 Warrants exercisable for an aggregate of 4,239,648 shares of Series 1 Preferred were issued to BGV III, LP, which is owned and controlled by Eric Benhamou who serves on the Company’s board of directors. 2,119,824 Series 1 Preferred Shares and 2,119,824 Warrants exercisable for an aggregate of 4,239,648 shares of Series 1 Preferred were issued to JGV1, LLC is owned and controlled by Vik Mehta who serves on the Company’s board of directors.

Trend Information

 As described above, the Company is now focused on developing its two new products and has been working with signing customers to be part of our pilot programs for those products.  While the Company’s primary focus is to execute its go-to-market strategy by continuing to sign new customers as well as continuing to service and grow business with existing customers in its target markets, it has geared those efforts toward the launch of its new products which is expected in the second half of 2025.

The Company is in discussion with multiple potential investors in order to finance its ongoing operations and launch new products that we believe will have the potential to create long-term value for all shareholders. Though the Company notes that capital markets have become very challenging making it difficult to raise significant equity capital and that these macroeconomic conditions may impact our overall health and our ability to launch our new products as anticipated.

The Company continues to make product enhancements and improvements to further reduce the cost of manufacturing, deployment, and servicing of its products. However, the imposition of significant tariffs on imports from certain countries may impact the cost of components, materials and food for the Company and/or its customers. The Company is also investing in field operations, support, and operational infrastructure to further simplify customer operations.

The restaurant and food services industry is ripe for disruption, especially as inflation and labor costs negatively impact profitability and the overall pool of labor in the industry becomes scarce. There is also increasing demand for fresh food during extended hours or round the clock in many environments. The Company believes it is in a unique position to take advantage of changes in the industry by helping future customers enhance their ability to offer fresh food at all times of the day, reduce labor costs, and improve overall throughput and profitability.  However, there are significant headwinds given the macro-economic uncertainty which could make potential customers hold back their expansion and investors to support early-stage investment such as ours.

ITEM 2. OTHER INFORMATION

None.

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ITEM 3. FINANCIAL STATEMENTS

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Therefore, the information set forth herein is likely to change upon audit. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended April 30, 2025 are not necessarily indicative of the results that can be expected for the year ending October 31, 2024.

6d bytes inc. dba Blendid

(a Delaware corporation)

Unaudited Financial Statements for the periods ended

October 31, 2024 (audited) and April 30, 2025 (unaudited)

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6D BYTES INC.

BALANCE SHEET

As of October 31, 2024, and April 30, 2025

	(UNAUDITED)
ASSETS	April 30, 2025	October 31, 2024
Current Assets
Cash and cash equivalents	$473,300	$228,188
Accounts receivable	32,587	33,170
Inventory	455,309	860,859
Other current assets	26,9673	35,802
Total current assets	988,163	1,158,019

Fixed assets, net of accumulated depreciation	977,364	527,582

Total Assets	$1,965,527	$1,685,601

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts and credit cards payable	$149,321	$55,943
Accrued expenses	163,177	165,371
Deferred Revenue	365,930	235,437
Notes payable – current portion	87,500	212,500
Total Current Liabilities	765,929	669,251

Notes payable – long-term portion	200,000	930,671

Total Liabilities	965,929	1,599,922

SHAREHOLDERS’ EQUITY

Common Stock (125,000,000 and 98,459,094 shares of $0.0001 authorized as of April 30, 2025 and October 31, 2024, 35,001,334 and 11,939,575 issued and outstanding as of April 30, 2025, and October 31, 2024)	3,500	1,197
Preferred Stock (65,000,000 and 51,588,555 shares of $.0001 par value authorized as of April 30, 2025 and October 31, 2024, 14,663,609 and 19,981,225 shares issued and outstanding as of April 30, 2025 and October 31, 2024)	2,240,231	27,740,998
Additional paid-in capital	31,241,264	3,502,569
Offering Costs	(3,355,005)	(3,294,458)
Retained earnings	(29,130,392)	(27,864,627)
Total Shareholders' Equity	999,598	85,679

Total Liabilities and Shareholder’s Equity	$1,965,527	$1,685,601

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6D BYTES INC.

STATEMENT OF OPERATIONS (UNAUDITED)

For the Periods, November 1 – April 30, 2025 and November 1 – April 30, 2024

	2025	2024

Revenues, net	$231,818	$266,719
Less: Cost of goods sold	184,571	114,158
Gross profit	47,247	152,561

Operating expenses
General and administrative	326,134	316,361
Research and development	836,403	744,727
Sales and marketing	120,721	165,134
Total operating expenses	1,283,258	1,226,222

Net Operating Income (Loss)	(1,236,012)	(1,073,661)

Interest income (expense), net	(23,322)	(12,019)

Other income (expense)	(6,211)	29,658
Depreciation (expense)	(219)	(14,176)

Net Income (Loss)	$(1,265,764)	$(1,070,198)

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

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6D BYTES INC.

STATEMENT OF SHAREHOLDERS’ EQUITY

For Period of October 31, 2023 through April 30, 2024

					Additional			Total
	Common Stock		Preferred Stock		Paid-In	Offering	Retained	Shareholders’
	# of shares	$	# of shares	$	Capital	Fees	Deficit	Equity

Balance as of October 31, 2023	11,974,575	$1,197	23,026,759	$27,740,998	$3,502,568	$(3,294,457)	$(25,767,866)	$2,182,440
Issuance of common stock
Issuance of preferred stock
Net Income (Loss)							(1,070,198)	(1,070,198)
Balance as of April 30, 2024	11,974,575	$1,197	23,026,759	$27,740,998	$3,502,568	$(3,294,457)	$(26,838,064)	$1,112,242)

6D BYTES INC.
STATEMENT OF SHAREHOLDERS’ EQUITY
For Period of October 31, 2024 through April 30, 2025

					Additional			Total
	Common Stock		Preferred Stock		Paid-In	Offering	Retained	Shareholders’
	# of shares	$	# of shares	$	Capital	Fees	Deficit	Equity
Balance as of October 31, 2024	11,974,575	$1,197	23,026,759	$27,740,998	$3,502,569	$(3,294,458)	$(27,864,627)	$85,679
Conversion of preferred stock to common stock	23,026,759	2,303	(23,026,759)	($27,740,998)	27,738,695
Issuance of preferred stock			8,600,916	$1,500,000		(60,547)		$1,439,453
Conversion notes and interest into preferred stock			6,062,693	$740,231				$740,231

Net Income (Loss)							(1,265,764)	(1,265,764)
Balance as of April 30, 2025	35,001,334	$3,500	14,663,609	$2,240,231	$31,241,264	$(3,355,005)	$(29,130,391)	$999,599

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6D BYTES INC.

STATEMENT OF CASH FLOWS (UNAUDITED)

For the Periods, November 1 – April 30, 2025 and November 1 - April 30, 2024

	2025	2024
Operating Activities
Net Income (Loss)	$(1,265,764)	$(1,070,198)
Adjustments to reconcile net income (loss)
to net cash provided by operations:
Add: depreciation	50,219	39,176
Changes in operating asset and liabilities:
(Increase) Decrease in accounts receivable	357	7,114
(Increase) Decrease in inventory	405,550	(215,282)
(Increase) Decrease in other current assets	9,978	(4,570)
Increase (Decrease) in accounts payable	92,461	(34,420)
Increase (Decrease) in deferred revenue	130,494	(27,923)
Increase (Decrease) in accrued expenses	(2,193)	61,495)

Net cash used in operating activities	686,866	(1,244,608)

Investing Activities
Purchase of fixed assets	(500,000)	0

Net cash used in investing activities	(500,000)	0

Financing Activities
Convertible Notes	0	0
Proceeds from issuance of stock	1,500,000	0
Payments of issuance costs	(60,547)	0)
Repayment of notes	(115,441)	(125,000)

Proceeds from financing activities	1,324,012	(125,000)
Net change in cash and cash equivalents	245,114	(1,369,608)
Cash and cash equivalents at beginning of period	228,186	2,000,692
Cash and cash equivalents at end of period	$473,300	$631,084

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6D BYTES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

6d bytes, Inc. (the “Company”) was formed under the laws of the state of Delaware on November 16, 2015 as a domestic corporation. The Company is headquartered with office space in Sunnyvale, California. The Company does business as BLENDID.

The Company builds robotic food automation solutions under the brand name Blendid. Blendid kiosks are autonomous, contactless, food robotics kiosks that use advanced technology including robotics, machine vision, and artificial intelligence, to prepare and serve food. The Company’s first concept uses this technology to prepare smoothies, which are referred to as Blends. Blendid kiosks are currently available in several locations in California, Pennsylvania, Wisconsin and Kentucky.

Since inception, the Company has incurred losses and has relied on securing loans and funding from investors. The Company is in the process to raise equity and debt financing to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. In the event that the Company does not achieve the revenue anticipated in its current operating plan, management will have to reduce operating expenses significantly. The Company’s long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, achieve profitable operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

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Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with three major financial institutions located in the United States of America, which it believes are creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 per institution. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash consists of funds held in the Company’s checking and sweep accounts. As of April 30, 2025 and October 31, 2024, the Company had $473,300 and $228,188 of cash on hand, respectively.

Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of various payments that the Company made in advance for goods or services to be received in the future, which mainly consist of software-as-a-service subscriptions, prepaid rent and health benefits requiring up-front payments.  The Company has a minimum expense amount of $1,000 in order to capitalize as a prepaid asset versus expense in the current reporting period.

Inventory

Inventories are stated at the lower of cost or market. The company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to the cost of goods sold. In the current fiscal year, the company did not experience any write-downs or write-offs.

Fixed Assets

Fixed assets are stated at acquisition cost, net of accumulated depreciation.  Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to operations as incurred. When furniture and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts and any resulting gain or loss is reflected in income for the period. The Company has a minimum expense amount of $1,000 in order to capitalize as a fixed asset versus expense in the current reporting period.

Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of property, plant, and equipment are:

Furniture and Fixtures	5 Years
Computers	3 Years
Kiosks	10 Years

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Other assets consist of Intellectual Property, Domain Name, Organizational & Start-up Cost.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

	Balance at November 1, 2024	Additions	Disposals	Depreciation	Balance at April 30, 2025
Domain Name	$10,000				$10,000
Other Intangibles	79,968				79,968
Kiosk Assets	$460,040	500,000		(75,040)	$885,000
Computers & Equipment	2,580	2,077		(1,861)	2,796
Total	$552,188	502,077		(76,901)	$977,764

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
•	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

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The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Sales Income - During 2019, the company adopted the provision of ASU 2014-09 Revenue from Contracts with Customers (“ASC 606”).

ASC 606 provides a five-step model for recognizing revenue from contracts:

•	Identify the contract with the customer
•	Identify the performance obligations within the contract
•	Determine the transaction price
•	Allocate the transaction price to the performance obligations
•	Recognize revenue when (or as) the performance obligations are satisfied

Historically. Revenue generated using the RAAS model is recognized as it is earned over the rental period. We also receive revenue from the sale of blended drinks in a location operated by the Company. Once a kiosk is delivered or upon the sale of our blended drinks, the Company immediately recognizes revenue. When a kiosk is purchased by a customer, the Company recognizes revenue and cost of goods sold upon the delivery of each kiosk

For the sale of its robotic kiosks, each product sold to a customer typically represents a distinct performance obligation.  The Company satisfied its performance obligation and revenue is recorded at the point in time when the kiosks are delivered and installed as the Company has determined that this is the point that control transfers to the customer.

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Inventories

The Company maintains inventory for sale to customers. The Company values inventory at cost (subject to any accruals obsolescence, spoilage, or other loss) on a first-in, first-out basis. As of April 30, 2025, and October 31, 2024, the Company had $455,309 and $860,859 of inventory, respectively.

Advertising

The Company expenses advertising costs as they are incurred.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a corporation for US federal tax purposes. The Company is current with its filing obligations through the periods ended October 31, 2024. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – RELATED PARTY TRANSACTIONS

Equity Financing

On December 31, 2024, the Company entered into a Preferred Stock and Warrant Purchase Agreement (the “Purchase Agreement”), pursuant to which it sold an aggregate of 8,600,916 shares of Series 1 Preferred and warrants (the “Warrants”) exercisable for an aggregate of 8,600,916 shares of Series 1 Preferred at an exercise price of $0.01 per share, for an aggregate purchase price of $1,500,000, reflecting a combined purchase price of $0.1744 for one share of Series 1 Preferred and Warrant exercisable for one share of Series 1 Preferred. The Purchase Agreement contemplates the issuance of an additional 8,600,916 Series 1 Preferred to additional purchasers on or prior to December 31, 2025.

In addition, upon consummation of the sale of Series 1 Preferred and Warrants under the Purchase Agreement, the July 2024 Notes were automatically converted into an aggregate of 6,062,693 shares of Series 1 Preferred and Warrants exercisable for an aggregate of 6,062,693 shares of Series 1 Preferred, reflecting a combined conversion price of $0.1221 for one share of Series 1 Preferred and Warrant exercisable for one share of Series 1 Preferred.  2,119,824 Series 1 Preferred Shares and 2,119,824 Warrants exercisable for an aggregate of 4,239,648 shares of Series 1 Preferred were issued to BGV III, LP, which  is owned and controlled by Eric Benhamou who serves on the Company’s board of directors. 2,119,824 Series 1 Preferred Shares and 2,119,824 Warrants exercisable for an aggregate of 4,239,648 shares of Series 1 Preferred were issued to  JGV1, LLC is owned and controlled by Vik Mehta who serves on the Company’s board of directors.

NOTE 5 – DEBT

Notes Payable

On March 23, 2023, the Company entered into a Promissory Note with a third party for a total of $200,000 of principal.  The note will pay $5,000 of interest quarterly for 20 consecutive quarters.  In consideration for this note, the Company issued a warrant for 45,045 Series B Preferred Shares with an exercise price of $2.22.  As of April 30, 2025 and October 31, 2024, the Company is current on its quarterly interest payments and the principal is still outstanding.

On June 21, 2023, the Company entered into a Loan and Security Agreement with Silicon Valley Bank for hardware loan advances to finance Blendid system deployments. The interest rate will accrue at a rate per annum of 8.75%. The Company will continue to repay the hardware advances in 24 equal monthly installments of principal plus interest. On June 21, 2023, in order to induce Silicon Valley Bank to enter into this Loan and Security Agreement, the Company issued a Warrant to Purchase 77,504 shares of Common Stock with an exercise price of $0.76 with an expiration date of June 20, 2035.  As of April 30, 2025 and October 31, 2024, the Company had received $500,000 in hardware loan advances. As of April 30, 2025 and October 31, 2024, the Company owes a principal amount of $87,500 and $212,500, respectively, on these advances.

The Company currently has a lease for its Sunnyvale, California office space that automatically renews monthly.  As of July 1, 2023, the Company negotiated to decrease the monthly base rent from $20,500 to $15,340 for July 2023 and $16,000 (15,750 rent and $250 of internet) thereafter.  The Company would pay 50% in cash ($7,670 for July and $8,000 thereafter) and 50% would accrue as a potential equity conversion ($7,670 for July 2023 and $8,000 thereafter), up to a maximum equity accrual over time of $150,000.  As of May 1, 2024, the Company negotiated to decrease the monthly base rent from $15,340 to $13,000. The Company would pay 50% in cash ($6,500) and 50% would accrue as a potential equity conversion. As of October 31, 2024, the Company has accrued $118,670 as an equity accrual for rent. On December 30, 2024, the Company and its landlord executed an amended to the lease agreement agreeing to convert all accrued rent as of the maturity date of May 31, 2025 into common shares.  On May 31, 2025, the Company will have accrued rent in the amount of $157,670.  The conversion will generate an issuance of 106,975 shares based on a  conversion price of $1.4739. As of April 30, 2025 and October 31, 2024, the Company accrued $150,000 and $118,670 as an equity accrual for rent respectively.

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NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

The Company currently has a lease for its Sunnyvale, California office space that automatically renews monthly.  See Note 5 - Debt for more details.

NOTE 7 – EQUITY

As of April 30, 2025, the Company had two classes of stock, common stock and Series 1 Preferred stock.  As of October 31, 2024, the Company had five classes of stock, common stock, Series Seed Preferred stock, Series A Preferred stock, Series B Preferred stock and Series C Preferred stock.

As of April 30, 2025, the Company had 125,000,000 and 35,001,334 authorized and issued shares of common stock.  As of October 31, 2024, the Company had 98,459,094 and 11,974,575 authorized and issued shares of common stock. All common stock shares have a par value of $0.0001 per share.

As of April 30, 2025, the Company had 65,000,000 and 14,663,609 authorized and issued shares of Series 1 preferred stock.  As of October 31, 2024, the Company had the following shares of preferred stock authorized and issued:  4,178,535 and 1,809,788 authorized and issued Series Seed 1 Preferred, 2,028,781 and 663,400 authorized and issued Series Seed 2 Preferred, 9,840,988 and 4,068,760 authorized and issued Series A Preferred,  2,540,369 and 617,767 authorized and issued Series A-1 Preferred Stock, 12,387,387 and 2,176,263 authorized and issued Series B Preferred Stock, 338,777 and 338,755 authorized and issued Series B-1 Preferred Stock, 2,069,309 issued and outstanding Series B-2 Preferred Stock and 18,204,409 and 11,282,717 authorized and issued Series C Preferred Stock.

As of April 30, 2025, there were warrants to purchase 4,003,161 shares of Common Stock as well as warrants to purchase 14,663,609 shares of Series 1 Preferred Stock outstanding.

Conversion of Preferred Stock into Common Stock

On December 30, 2024, majority shareholders of Voting Preferred Stock voted to convert all shares of Preferred Stock including Series Seed 1, Series Seed 2, Series A, Series A-1, Series B, Series B-1, Series B-2 and Series C into shares of Common Stock.  After the conversion, the Company had 35,001,334 shares of Common Stock.  In this process, Warrants for 3,406,458 shares of Preferred Stock became Warrants for shares of Common Stock.

Equity Financing

On December 31, 2024, the Company entered into a Preferred Stock and Warrant Purchase Agreement (the “Purchase Agreement”), pursuant to which it sold an aggregate of 8,600,916 shares of Series 1 Preferred and warrants (the “Warrants”) exercisable for an aggregate of 8,600,916 shares of Series 1 Preferred at an exercise price of $0.01 per share, for an aggregate purchase price of $1,500,000, reflecting a combined purchase price of $0.1744 for one share of Series 1 Preferred and Warrant exercisable for one share of Series 1 Preferred. The Purchase Agreement contemplates the issuance of an additional 8,600,916 Series 1 Preferred to additional purchasers on or prior to December 31, 2025.

In addition, upon consummation of the sale of Series 1 Preferred and Warrants under the Purchase Agreement, the July 2024 Notes were automatically converted into an aggregate of 6,062,693 shares of Series 1 Preferred and Warrants exercisable for an aggregate of 6,062,693 shares of Series 1 Preferred, reflecting a combined conversion price of $0.1221 for one share of Series 1 Preferred and Warrant exercisable for one share of Series 1 Preferred.  2,119,824 Series 1 Preferred Shares and 2,119,824 Warrants exercisable for an aggregate of 4,239,648 shares of Series 1 Preferred were issued to BGV III, LP, which is owned and controlled by Eric Benhamou who serves on the Company’s board of directors. 2,119,824 Series 1 Preferred Shares and 2,119,824 Warrants exercisable for an aggregate of 4,239,648 shares of Series 1 Preferred were issued to JGV1, LLC is owned and controlled by Vik Mehta who serves on the Company’s board of directors.

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NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015. The Company’s ability to continue is dependent upon management’s plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through May 30, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

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ITEM 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (3)

2.2	Bylaws (1)

2.3	Amendment to Bylaws (1)

3.1	Amended and Restated Investor's Rights Agreement (2)#

3.2	Form of Warrant (2)

5.1	Amended and Restated Voting Agreement (2)#

5.2	Form of Subscription Agreement with Proxy (April 2021 Regulation CF Offering) (1)

5.3	Form of Subscription Agreement with Proxy (September 2021 Regulation CF Offering) (1)

6.1	Employment Agreement of Vipin Jain *

6.2	Employment Agreement of Venkateswaran Ayalur *

6.3	Amended 2015 Equity Incentive Plan (1)

6.4	Amended and Restated Master Equipment Provider Agreement (1)#

6.5	BGV III, L.P. Series A Warrant (1)#

6.6	Silicon Valley Bank Loan and Security Agreement #

(1) Previously filed as an exhibit to the 6d bytes inc. dba Blendid Regulation A Offering Statement on Form 1-A (Commission File No. 024-11889 and incorporated herein by reference).

(2) Previously filed as an exhibit to the 6d bytes inc. dba Blendid Form 1-U Current Report Pursuant to regulation A filed January 6, 2025 and incorporated herein by reference.

* Filed herewith.

# Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

6d bytes inc. dba Blendid

By:	/s/ Vipin Jain
Vipin Jain
Chief Executive Officer
Date:	May 30, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Vipin Jain	Chief Executive Officer	May 30, 2025
Vipin Jain	(Principal Executive Officer, Principal
Financial Officer and Principal Accounting Officer)

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